
February 5, 2024

Jeffrey Armbrister
Chief Financial Officer
Hamilton Lane Incorporated
110 Washington Street, Suite 1300
Conshohocken, PA 19428

  Re: Hamilton Lane Incorporated
    Form 10-K for the Fiscal Year Ended March 31, 2023
    File No. 001-38021

Dear Jeffrey Armbrister:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2023

2. Summary of Significant Accounting Policies
Concentrations of Risk, page 119

1. We note that your disclosure of revenues by geographic location on page 120 includes reference to "Other foreign countries" in totality. Given your global presence, in future filings, please revise your disclosures to clarify whether any revenues attributed to an individual foreign country are material, and, if so, to disclose such amounts separately, as contemplated by ASC 280-10-50-41(a).

Reclassifications, page 120

2. We note your disclosure that certain prior period amounts have been reclassified to conform with current period presentation. Please tell us what prior period amounts and line items have been reclassified in these historical financial statements and revise your disclosures, in future filings, to provide further clarity on any reclassification changes, such as the nature, magnitude and the specific impact on affected line items in the financial statements. Refer to ASC 205-10-50-1.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance